SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                DevX Energy, Inc.
                            (Name of Subject Company)

                            Comstock Acquisition Inc.
                            Comstock Resources, Inc.
                       (Names of Filing Persons (Offeror))

                    Common Stock, par value $0.234 per share
                         (Title of Class of Securities)

                                    25189P203
                      (CUSIP Number of Class of Securities)

                                 M. Jay Allison
                      President and Chief Executive Officer
                            Comstock Resources, Inc.
                     5300 Town and Country Blvd., Suite 500
                               Frisco, Texas 75034
                                 (972) 668-8800
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                                Jack E. Jacobsen
                            Locke Liddell & Sapp LLP
                           2200 Ross Avenue, Suite 220
                               Dallas, Texas 75201
                                 (214) 740-8000

                            CALCULATION OF FILING FEE

 Transaction Value                                         Amount of Filing Fee
   Not Applicable                                              Not Applicable

__   Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:   _____________    Filing Party:  ____________________
Form or Registration No.: _____________    Date Filed:  ______________________
 X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
X    third-party tender offer subject to Rule 14d-1.
     issuer tender offer subject to Rule 13e-4.
     going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

                                  EXHIBIT INDEX

Exhibit
  No.    Description

 99.1    Press Release issued by Comstock Resources, Inc. on October 22, 2001